Exhibit 99.2

KPMG LLP

777 Dunsmuir Street

Vancouver, BC V7Y 1K3

Canada

Tel 604-691-3000

Fax 604-691-3031

www.kpmg.ca

Alberta Securities Commission

Autorité des marchés financiers, Québec

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities Service Newfoundland & Labrador

Ontario Securities Commission

Office of the Superintendent of Securities Nunavut Securities

Manitoba Securities Commission

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Dear Sir/Madam

Re: Notice of Change of Auditors of Solaris Resources Inc.

We have read the Notice of Solaris Resources Inc. dated June 25, 2025 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants

June 27, 2025

Vancouver, Canada

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private
English company limited by guarantee. KPMG Canada provides services to KPMG LLP.